October 24, 2022

Mr. Mark Wojciechowski

Mr. John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2021, filed May 13, 2022

File No. 001-14370

Dear Mr. Wojciechowski, Mr. Cannarella:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated September 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “2021 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

If you have any questions or if we can provide any additional information, please do not hesitate to contact the persons listed at the end of this response letter.

SEC Comment No. 1.

Information on the Company, Page 26

We note that your Julcani and La Zanja resources and reserves were prepared under the JORC definitions and standards. However, estimates of resources and reserves disclosed in your filing must meet the definitions and standards in Subpart 1300 of Regulation S-K, pursuant to Instruction 3 to Item 4 of Form 20-F. Please revise your filing to provide adequate support for the associated estimates and disclosures that are consistent with these requirements, or remove the estimates if this is not feasible under the circumstances.

October 24, 2022

Response to SEC Comment No. 1.

The Company confirms that no reports for Julcani and La Zanja have been prepared pursuant to the definitions and standards in Subpart 1300 of Regulation S-K (“S-K 1300”) on the basis that these areas do not amount to material properties.

In response to the Staff’s request, the Company undertakes that in its future filings it will not include any information (including estimates of resources and reserves) to the extent such reports have not been prepared pursuant to the definitions and standards set forth in S-K 1300.

SEC Comment No. 2.

Please revise your filing as necessary to include the information prescribed by Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K. This guidance requires that you include maps to show the location of each property that are accurate to within one mile, using an easily recognizable coordinate system, and that you disclose the total cost or book value of each property and its associated plant and equipment.

Response to SEC Comment No. 2.

The Company acknowledges the guidance set forth in Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K and has included in Appendix 1 hereof the Company’s proposed revisions to its 2021 20-F to reflect the Staff’s comment that the Company include details regarding the total cost and book value of each property and its associated plant and equipment. The Company respectfully requests that these revised disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F.

October 24, 2022

Additionally, in response to the Staff’s request, below is a map showing the location of each property that is accurate to within one mile and using an easily recognizable coordinate system, that the Company undertakes to include (with any applicable revisions) in its future filings in lieu of the one included on page 40 of the 2021 20-F:

October 24, 2022

SEC Comment No. 3.

Please disclose the mineral price and the point of reference with your resource and reserve tables as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

Response to SEC Comment No. 3.

In response to the Staff’s request, the Company has included in Appendix 2 hereof the Company’s proposed revisions to its 2021 20-F to reflect the Staff’s comment that the Company disclose the mineral price and the point of reference with its resource and reserve tables as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K. The Company respectfully requests that these revised disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F.

SEC Comment No. 4.

Financial Statements

Note 7 - Trade and other receivables, net, page F-43

We note your tabulations and disclosures on pages F-43 and F-44 indicating that you expect the taxing authorities to return $601 million to you, including recent payments that you made to settle disputes on income taxes for multiple years as far back as 1996, and that about 98% of this balance is attributed to the period 2007-2010.

Please identify the specific accounting guidance that you have relied upon in recognizing your tax claim as a receivable as of December 31, 2021, rather than recognizing expenses or losses upon concluding that payments were required and would need to be made.

Tell us the timeframe that you believe will be necessary to recover the amounts from the taxing authorities, describe the extent and nature of support for your view, and explain how your view reconciles with your experiences thus far, having made the payments and considering the extended period of time over which your view has not prevailed.

Response to SEC Comment No. 4.

General Background

In response to the Staff’s comment, the Company would like to respectfully advise the Staff, in line with its disclosure in the Form 20-F, that in Peru tax disputes are initiated by the Peruvian Customs and Tax Administration Superintendence (“SUNAT”). The first stage of the appeal process against SUNAT findings occurs at an administrative level, where a taxpayer files a claim against such findings before SUNAT and, in case the outcome of such claim is adverse to the taxpayer, it can appeal before the tax court (Tribunal Fiscal). Once the administrative proceedings are finalized, the taxpayer can file an appeal against the administrative findings with the Peruvian courts. This second stage of the appeal process is commonly referred to as the judiciary level.

Currently, the judiciary process is comprised of three stages: the first stage is at the trial court level. Upon an adverse ruling at that stage, the parties can appeal the matter before the Superior Chamber (Sala Superior). Finally, the third stage involves an appeal before the Peruvian Supreme Court (Suprema Corte de Peru).

October 24, 2022

A case is concluded and no other options for appeal for either party are available once the Peruvian Supreme Court issues a judgement on the matter (or declines to hear the appeal).

Based on the above, it is customary to consider that there are only two possibilities to measure uncertain Peruvian tax positions: 100% chance of recovery in case the Company has a favorable decision of the matter to be evaluated, or 0% chance of recovery, in case the Company does not prevail in the proceedings with the tax authority.

Pursuant to Peruvian Law, once there is an adverse decision to a taxpayer at the administrative level, SUNAT is entitled to proceed to deliver notice to the taxpayer demanding payment, regardless of whether the taxpayer decides to appeal the decision at the judiciary level. In other words, the appeal process at the judiciary level does not suspend the enforceability of the payment required by SUNAT on the basis of the adverse ruling by the tax courts.

However, the taxpayer’s payment of the SUNAT administrative claim does not entail a settlement of the tax dispute. Instead, this payment is required to be made for the taxpayer to continue the appeal process at the judiciary level and is subject to refund, with interest, if the taxpayer is successful in their judiciary level action.

Payments made by the Company during fiscal years 2020 and 2021

The main claim made by SUNAT in connection with the Company’s tax returns for the years 2007 and 2008 (which represent approximately 95% of the total SUNAT claims against the Company) relates to the alleged inaccuracy in tax deduction taken by the Company in the computation of taxable income during both years, on the basis of payments made by the Company to certain banks as consideration for the price component of the Company’s commercial contracts for the sale of gold in connection with the liquidation of Derivative Financial Instruments (from its Spanish acronym, “IFDs”). The main claim made by SUNAT in connection with the Company’s tax returns for the years 2009 and 2010 relates to the offset of tax loss carryforwards that were generated during 2007 and 2008 (on the basis of the aforementioned deductions) during those fiscal years.

The SUNAT and the Tax Court concluded that the IFDs were not replaced by commercial sale contracts (through an objective novation); instead, they deemed that the “form of settlement” for such IFDs was amended. Consequently, both SUNAT and the Tax Court considered that the losses generated in 2007 and 2008 were a consequence of anticipated settlements of IFDs entered into for speculative purposes, and therefore the Company should not have been able to offset such results to later losses for income tax purposes, in accordance with Legislative Decree No. 970.

Following the Tax Court’s decision, SUNAT issued a demand for payment in connection with its claims in respect of the income tax returns from 2007 to 2010 and on November 13, December 11 and December 17, 2020, SUNAT notified the Company that it had commenced compulsory collection proceedings in connection with such tax payments.

In order to avoid non-compliance with SUNAT’s and the Tax Court’s decisions, and in order to be in a position to appeal such resolutions at the judiciary level, in November and December of 2020 the Company made a payment in an amount of 73 million soles (equivalent to US$17.65 million at the foreign exchange rate then applicable), which was recorded under the line item “Trade and other accounts receivable, net” of the Company’s consolidated financial statements.

October 24, 2022

In January 2021, SUNAT approved the Company’s proposed payment plan in respect of the remaining balance for the claims (totaling 2,030 million Soles, equivalent to US $490.81 million at the foreign exchange rate then applicable), that allowed to Company to satisfy its obligations in 66 installments, with a six month deferral period.

Furthermore, on July 30, 2021, the Company revised its intended payment plan and paid the total claimed amount in full, in order to cease the accrual of interest in respect of such amounts and to be able to proceed with its appeals at the judiciary level. The total amount paid at such time amounted to 2,134 million soles (equivalent to US $515.96 million at the foreign exchange rate then applicable).

These payments, that were recorded by the Company as trade and other receivables, net, did not imply the settlement of the SUNAT claims; therefore, the Company assessed the feasibility of recovery of these amounts in accordance with the provisions of International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (“IFRIC 23”) as described in further detail below.

Basis for management’s position that the Peruvian Supreme Court’s ruling should be favorable to the Company

Based on the opinions from three different external local legal advisors and the internal attorney representing the Company on this matter, the Company’s management considers that the Company may prevail in its appeal before the Peruvian Supreme Court on the following grounds.

First, it is the Company’s position that the IFDs were superseded by commercial sale contracts through an objective novation. The confirmations signed with the banks in respect of the IFDs expressly provided for the cancellation of the applicable IFDs and their replacement for commercial sale contracts. In this regard, while the opinions of the different intervening courts have ruled against the Company’s position for the sole reason that the confirmations failed to expressly include the term “novation”, such courts have not ruled in respect of those confirmations that did make express reference to such term. Additionally, even in case the Peruvian Supreme Court were to determine that the IFDs had not been novated and therefore continued to exist, the Company believes that the Peruvian Supreme Court should still reject SUNAT’s intended interpretation of such instruments for taxing purposes given that (i) the IFDs have historically been used to hedge the Company’s exposure to fluctuations in the price of gold, and not for speculative purposes, and (ii) SUNAT has improperly intended to apply Legislative Decree No. 979 retroactively, because such decree entered into effect on January 1, 2008; consequently, at the time that the Company entered into the IFDs (between the years 2000 and 2002) there were no tax regulations requiring the Company to prove whether IFDs were executed for hedging purposes. Legislative Decree No. 970, which established these regulations, only entered into force prospectively on January 1, 2008. Further, even if the IFD had been entered into for purposes different than hedging, losses from the liquidation of such instruments were deductible because there was no legal rule that limited or prohibited the Company from deducting such losses.

Second, the Company contends that the accounting and invoicing treatment given in its books and records during the years in which IFDs were in force were different from those following the novation to commercial sale contracts. On this matter, the lower courts have solely listed some of the accounting documents presented by the Company, but have failed to conduct any further analysis thereof.

October 24, 2022

Finally, the Company considers that SUNAT changed its criteria in this regard when compared to that applicable to the determination of the income taxes for the 2004 to 2006 period (when SUNAT took the position that the IFDs were extinguished by objective novation to give way to commercial sale contracts). However, SUNAT adopted the opposite position in respect of the same IFDs for purposes of its determination of the Company’s applicable income tax for years 2007 and 2008.

Update on status of litigation relating to the 2007 tax return

On July 4, 2022 (and subsequent to the filing of the 2021 20-F), the Company was notified of Resolution No. 46 issued by the Peruvian Superior Chamber (Corte Superior de Justicia), where the Peruvian Superior Chamber ruled in a manner adverse to the Company’s position and upheld the appellate court’s decision in favor of SUNAT regarding the Company’s 2007 tax return.

As of the date of this response, the Company has not received the required documentation that formalizes the final ruling by Superior Chamber. Therefore, as of this date the Company has not filed its appeal to such resolution before the Peruvian Supreme Court. Upon its filing, the appeal will either be admitted by the Peruvian Supreme Court and subsequently resolved or it may be rejected, in which case the ruling in favor of SUNAT will be upheld and be final.

Although there is no established legal term for the Peruvian Supreme Court to make its decision regarding admissibility of the appeal, in practice this process usually takes at least three months.

Accounting guidance relied upon in recognizing the tax claims as a receivable

The Company considered, based on the technical merits of the cases as assessed by the Company’s external local legal advisors, that the probability of a favorable decision on the matter at the Peruvian Supreme Court level is greater than 50%. Therefore, the Company recognized an account receivable related to the payments made as a “Trade and other receivables, net”, in its consolidated financial statements.

In making this determination, the Company considered paragraph 12 of IAS 12 “Income Taxes”, which states that an asset should be recognized if the amount already paid exceeds the amount of taxes expected to be paid.

The Company also considered the provisions of IFRIC 23 in relation to the recognition of an asset for amounts already paid in situations where the tax treatment claimed is uncertain. In accordance with paragraphs 9 and 10 of IFRIC 23, and supported by opinions from three different external local legal advisors, the Company concluded that, as of December 31, 2020 and 2021, it was probable (as defined under IFRS standards as an event with a probability of success greater than 50%) that the Peruvian Supreme Court will ultimately decide this matter in support of the Company’s position, which in turn will require the tax authority to accept the uncertain tax treatment related to deductibility of losses generated by IFDs in the tax returns of 2007 and 2008, and, consequently, the utilization of the net loss carryforwards to offset taxable payable in the tax returns of 2009 and 2010.

Additionally, as set forth above, given that in Peru there are only two possibilities to measure uncertain tax positions, when measuring the amount to be recorded as a receivable in light of the payments made at the administrative level, as of December 31, 2020 and 2021, the Company applied the guidance identified in paragraph 11 of IFRIC 23. Specifically, the Company determined the amount to be recorded using the “most likely amount” method, interpreted as the total amount paid during such period.

Estimated timeframe for recovery of amounts recognized as a receivable assuming the Company is successful in its legal challenge

October 24, 2022

As set forth above, the Company intends to continue to pursue its appeals against the SUNAT determinations until it obtains a final ruling from the Peruvian Supreme Court. Based on precedent, the Company considers that is not uncommon for the Peruvian Supreme Court to rule contrary to the position adopted by lower courts.

As of December 31, 2020 and 2021, on the basis of the opinions from the Company’s local legal advisors, the Company estimated that absent any external factors (such as political factors) outside of the Company’s control, the Peruvian Supreme Court should conclude on the claim relating to the income tax return for the fiscal year 2007 during 2024. In case the Company’s position prevails, management expects that the Company will be able to recover the amounts paid (and recorded as a receivable) within one year from the date of the ruling by the Peruvian Supreme Court. Such recovery could be done by means of a cash refund or, at the Company’s request, by the recognition of the amounts paid by the Company as a credit to be offset against current or future amounts owed to SUNAT.

If, on the other hand, the Peruvian Supreme Court rejects to hear the appeal or issues a ruling that is not favorable the Company, the Company would write off the amounts that the Company has paid to SUNAT (and subsequently recorded as a receivable), and the corresponding loss would be recognized in the Company’s consolidated statements of profit or loss.

Depending on the outcome of such decision in relation to the 2007 matter, the Company will re-assess the amounts recorded as a receivable related to its tax returns for the 2008-2010 periods.

Regarding the Company’s income tax return for fiscal year 2008, considering that to date there has been no decision from any judiciary court, absent any external factors outside of the Company’s control, the Company believes that the Peruvian Supreme Court should be in a position to rule on this matter in approximately 2025. In case the Company’s position prevails, management expects it will take the Company approximately one year after the ruling is finalized to recover the amounts paid to SUNAT (and subsequently recorded as a receivable).

In connection with the SUNAT claim relating to the Company’s tax returns for 2009 and 2010 and the use of net loss carryforwards from 2007 and 2008 to offset taxes payable for the 2009 and 2010 period, in case the Company obtains favorable rulings in the two cases set forth above, the Company estimates that a final ruling regarding the refund of payments related to the tax returns of 2009 and 2010 would only be issued after the final ruling corresponding to the tax returns for the years 2007 and 2008.

Subsequent events

On September 22, 2022, the Peruvian Congress approved bill No. 154-2021 that introduces certain amendments to the Peruvian Civil Procedure Code. Among other changes, should the bill be passed into law, it would amend the Peruvian Civil Procedural Code to include an additional requirement to admissibility of an appeal before the Peruvian Supreme Court whereby, subject to certain exceptions, the only cases that may be subject to appeal before such court would be those where the appeals court revoked in whole or in part the lower court’s ruling.

As of the issuance of this report the bill has not yet been signed into law by the Peruvian president and therefore is not currently in force. The Company continues to assess the legislative state of the bill and to review the matter with its local legal advisors, with a special focus on the impact the law could have on the cases currently being litigated by the Company.

October 24, 2022

SEC Comment No. 5.

Exhibit Index

96.3 Technical Report Summary on Trapiche - SK 1300 Report, page 178

We note disclosure on page 253 of the Trapiche Project Technical Report Summary indicating that ROM to Heap Leach materials have been included in the financial model and it appears that these materials represent about 6% of the projects total revenue.

However, it appears that such materials are not included in your mineral reserve tabulation. Please tell us your basis for including these materials in the financial model and the values of the economic indicators excluding the ROM material.

Response to SEC Comment No. 5.

In response to the Staff’s request, the Company informs the Staff that ROM material is not included in the mineral reserves’ tabulation, on the basis that ROM is material with a very low copper grade (average 0.148% Copper), while the chart detailing ore reserves for this project includes material with an average grade of 0.5% Copper.

Further, the Company informs that the leaching of the ROM material in the ROM pad is part of the process proposed for this project in order to produce ferric sulfate to accelerate the extraction of copper in the first year, reduce the consumption of sulfuric acid in the sulfide leaching platform during the life of the mine and extract copper in an average of 40% of the ore content.

At present, the Company is conducting ROM column tests of one meter in diameter to determine whether the leaching of the ROM material is likely to have the desired effects, which in turn would require the Company to update the project’s financial model.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 24, 2022

If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,

/s/ Marcelo Mottesi
Marcelo Mottesi

cc:      Securities and Exchange Commission:

Karl Hiller

John Coleman

Compañía de Minas Buenaventura S.A.A.:

Daniel Dominguez

Gulnara LaRosa

October 24, 2022

Appendix 1: Proposed changes to 2021 20-F in response to SEC Comment No. 2

Proposed changes to the Company’s 2021 20-F are set forth below.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 30 of the 2021 20-F, with the following:

The Orcopampa Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of 188.89 US Dollars per tonne (“US$/t”). A minimum mining width of 1 to 6m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grade amounts to 97.0% for gold and 70.0% for silver. The current LOM plan continues through 2024.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 34 of the 2021 20-F, with the following:

The Uchucchacua Mineral Reserves are estimated at an NSR cut-off value between 58.01 US$/t to 83.48 US$/t. A minimum mining width of 0.9 to 25m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 25 US$/oz, lead: 2,286 US$/t, zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 83.0% for silver, 64.0% for lead and 44.0% for zinc. The current LOM plan continues through 2024.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 40 of the 2021 20-F, with the following:

The Tambomayo Mineral Reserves are estimated at an NSR cut-off value between 72.18 US$/t to 92.58 US$/t. A minimum mining width of 2.1 to 20m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of gold: 1,600 US$/oz, silver: 25 US$/oz, lead: 2,286 US$/t, zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 80.0% for gold, 87.0% for silver, 91.0 % for lead and 74.0% for zinc. The current LOM plan continues through 2024.

1 Requested to be included on a prospective basis.

October 24, 2022

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 44 of the 2021 20-F, with the following:

The Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 27.14 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of silver: 25 US$/oz, lead: 2,286 US$/t, Zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade for lead-zinc open pit is 45.0% for lead, 54.0% for zinc and 63% for silver. The current LOM plan continues through 2032.

The Company will replace the final paragraph on page 47 of the 2021 20-F, with the following:

The Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 25.95 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,600 US$/oz, silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade for copper open pit is 70.0% for copper, 48.0% for silver and 24% for gold. The current LOM plan continues through 2032.

The Company will replace the final paragraph on page 50 of the 2021 20-F, with the following:

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 37.49 US$/t to 41.12 US$/t. A minimum mining width of 6 to 14 m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,600 US$/oz and silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 84.0% for copper, 52.0% for silver and 35.0% for gold. The current LOM plan continues through 2032.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 59 of the 2021 20-F, with the following:

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 3.85 US$/t to 5.67 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 80.0% for gold and 72.0% for silver. The current LOM plan continues through 2027.

October 24, 2022

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 64 of the 2021 20-F, with the following:

Cerro Verde Mineral Reserves are estimated at an internal NSR cut-off grade of 0.17% equivalent copper. The cut-off grade is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs and using reserve metal prices, metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of copper: 2.50 US$/lb, silver: 15 US$/oz, molybdenum: 10 US$/lb. Metallurgical recoveries based on historical processing data and are variable as a function of head grade. Recoveries at LOM is 73% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 69 of the 2021 20-F, with the following:

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 85 US$/t to 90 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.0% for gold and 45.0% for silver. The project LOM is currently estimated at 14 years.

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 71 of the 2021 20-F, with the following:

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.5 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years.

October 24, 2022

Appendix 2: Proposed changes to 2021 20-F in response to SEC Comment No. 3

Proposed changes to the Company’s 2021 20-F are set forth below.

The Company will replace the section under the heading “Mineral Reserves” on pages 74 through 75 of the 2021 20-F, with the following:

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2021. The below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	(%)	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(2)	100.00%	-	-	-	0.52	9.37	155.69	0.52	9.37	155.69
Tambomayo(2)	100.00%	0.49	3.39	53.18	0.90	2.81	81.31	1.39	3.01	134.49
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	61.43%	1.41	0.01	0.49	14.78	0.24	113.23	16.19	0.22	113.71
El Brocal Marcapunta(2)	61.43%	0.02	0.69	0.47	19.93	0.77	493.17	19.96	0.77	493.64
Coimolache(2)	40.10%	-	-	-	26.24	0.30	251.15	26.24	0.30	251.15
San Gabriel(3)	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche(4)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(5)	19.58%	-	-	-	-	-	-	-	-	-
Total		2.90	1.77	214.97	76.33	0.82	2,873.53	79.22	0.85	3,088.50
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(2)	100.00%	-	-	-	0.52	17.78	0.30	0.52	17.78	0.30
Tambomayo(2)	100.00%	0.49	215.52	3.38	0.90	133.16	3.86	1.39	162.08	7.23
Uchucchacua(2)	100.00%	0.60	227.92	4.43	5.51	329.78	58.46	6.12	319.72	62.89
El Brocal Tajo Norte Pb-Zn(2)	61.43%	2.94	91.55	8.66	2.10	91.92	6.21	5.04	91.70	14.86
El Brocal Tajo Norte Cu(2)	61.43%	1.41	96.48	4.36	14.78	15.56	7.39	16.19	22.59	11.75
El Brocal Marcapunta(2)	61.43%	0.02	31.35	0.02	19.93	22.26	14.27	19.96	22.27	14.29
Coimolache(2)	40.10%	-	-	-	26.24	8.42	7.10	26.24	8.42	7.10
San Gabriel(3)	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche(4)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(5)	19.58%	141.37	1.86	8.44	641.64	1.88	38.81	783.00	1.88	47.25
Total		147.81	3.07	29.36	725.58	2.97	139.41	873.39	2.99	168.77
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)

2 Requested to be included on a prospective basis.

October 24, 2022

Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.49	1.47	7.19	0.90	1.38	12.42	1.39	1.41	19.61
Uchucchacua(2)	100.00%	0.60	2.24	13.55	5.51	1.85	102.15	6.12	1.89	115.69
El Brocal Tajo Norte Pb-Zn(2)	61.43%	2.94	2.65	77.89	2.10	1.44	30.33	5.04	2.15	108.22
El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(3)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(4)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(5)	19.58%	-	-	-	-	-	-	-	-	-
Total		4.03	2.51	98.62	8.51	1.67	144.90	12.55	1.98	243.52
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.49	0.98	4.79	0.90	0.92	8.29	1.39	0.94	13.08
Uchucchacua(2)	100.00%	0.60	1.26	7.60	5.51	1.09	60.23	6.12	1.11	67.83
El Brocal Tajo Norte Pb-Zn(2)	61.43%	2.94	1.37	40.32	2.10	0.70	14.78	5.04	1.09	55.10
El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(3)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(4)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(5)	19.58%	-	-	-	-	-	-	-	-	-
Total		4.03	1.33	52.72	8.51	0.94	83.30	12.55	1.09	136.01
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	61.43%	1.41	2.35	33.03	14.78	1.64	242.48	16.19	1.70	275.50
El Brocal Marcapunta(2)	61.43%	0.02	1.18	0.25	19.93	1.32	262.68	19.96	1.32	262.93
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(3)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(4)	100.00%	-	-	-	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde(5)	19.58%	141.37	0.38	538.50	641.64	0.36	2,319.07	783.00	0.36	2,857.56
Total		142.79	0.39	571.78	959.55	0.39	4,268.50	1,102.34	0.39	4,840.28
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-

October 24, 2022

El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(3)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(4)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(5)	19.58%	141.37	0.01	21.22	641.64	0.01	90.61	783.00	0.01	111.83
Total		141.37	0.01	21.22	641.64	0.01	90.61	783.00	0.01	111.83

Notes:

*      Numbers may not add due to rounding.

(1)    The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.

(2)    The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.

(3)    The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.

(4)    The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.

(5)    The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.

(6)    The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Ownership Interest	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	(%)	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(1)	100.00%	-	-	-	0.52	9.37	155.69	0.52	9.37	155.69
Tambomayo(1)	100.00%	0.49	3.39	53.18	0.90	2.81	81.31	1.39	3.01	134.49
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	2.29	0.01	0.79	24.06	0.24	184.32	26.35	0.22	185.11
El Brocal Marcapunta(1)	100.00%	0.03	0.69	0.77	32.45	0.77	802.82	32.48	0.77	803.59
Coimolache(1)	100.00%	-	-	-	65.45	0.30	626.40	65.45	0.30	626.40
San Gabriel(2)	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		3.79	1.77	215.57	137.33	0.82	3,629.51	141.12	0.85	3,845.08
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(1)	100.00%	-	-	-	0.52	17.78	0.30	0.52	17.78	0.30
Tambomayo(1)	100.00%	0.49	215.52	3.38	0.90	133.16	3.86	1.39	162.08	7.23
Uchucchacua(1)	100.00%	0.60	227.92	4.43	5.51	329.78	58.46	6.12	319.72	62.89
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	91.55	14.09	3.42	91.92	10.10	8.21	91.70	24.20
El Brocal Tajo Norte Cu(1)	100.00%	2.29	96.48	7.10	24.06	15.56	12.03	26.35	22.59	19.13

October 24, 2022

El Brocal Marcapunta(1)	100.00%	0.03	31.35	0.03	32.45	22.26	23.23	32.48	22.27	23.26
Coimolache(1)	100.00%	-	-	-	65.45	8.42	17.72	65.45	8.42	17.72
San Gabriel(2)	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	722.00	1.86	43.11	3,277.00	1.88	198.20	3,999.00	1.88	241.31
Total		731.19	3.07	72.22	3,423.26	2.97	326.91	4,154.45	2.99	399.13
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	1.47	7.19	0.90	1.38	12.42	1.39	1.41	19.61
Uchucchacua(1)	100.00%	0.60	2.24	13.55	5.51	1.85	102.15	6.12	1.89	115.69
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	2.65	126.80	3.42	1.44	49.37	8.21	2.15	176.16
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		5.88	2.51	147.53	9.83	1.67	163.94	15.71	1.98	311.47
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	0.98	4.79	0.90	0.92	8.29	1.39	0.94	13.08
Uchucchacua(1)	100.00%	0.60	1.26	7.60	5.51	1.09	60.23	6.12	1.11	67.83
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	1.37	65.64	3.42	0.70	24.05	8.21	1.09	89.69
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		5.88	1.33	78.03	9.83	0.94	92.57	15.71	1.09	170.61
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	2.29	2.35	53.76	24.06	1.64	394.72	26.35	1.70	448.48
El Brocal Marcapunta(1)	100.00%	0.03	1.18	0.41	32.45	1.32	427.61	32.48	1.32	428.02
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	283.20	0.51	1,444.28	283.20	0.51	1,444.28

October 24, 2022

Cerro Verde(4)	100.00%	722.00	0.38	2,750.25	3,277.00	0.36	11,844.05	3,999.00	0.36	14,594.30
Total		724.32	0.39	2,804.42	3,616.71	0.39	14,110.66	4,341.03	0.39	16,915.08
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	722.00	0.01	108.40	3,277.00	0.01	462.76	3,999.00	0.01	571.16
Total		722.00	0.01	108.40	3,277.00	0.01	462.76	3,999.00	0.01	571.16

Notes:

*	Numbers may not add due to rounding.

(1)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.

(2)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C

(3)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C

(4)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc

(5)	The total tonnage and content amounts presented in this table considered an ownership basis of 100%.

As required by Item 1304(d)(1) of Regulation S-K, the Company will include the following heading and table, below the section titled “Mineral Reserves” ending on page 75 of the 2021 20-F:

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2021 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

	Ownership Interest		Total Mineral Reserves
	(%)	Total	Grades	Contained Metal	NSR Cut-off[1]	Metallurgical Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.52	9.37	155.69	188.89	97%
Tambomayo	100.00%	1.39	3.01	134.49	72.18 - 92.58	80%
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	16.19	0.22	113.71	27.14	24%
El Brocal Marcapunta	61.43%	19.96	0.77	493.64	37.49 - 41.12	35%
Coimolache	40.10%	26.24	0.30	251.15	3.85 - 5.67	80%

October 24, 2022

San Gabriel	100.00%	14.93	4.04	1,939.81	85.00 – 90.00	85%
Trapiche	100.00%	-	-	-	6.50	-
Cerro Verde	19.58%	-	-	-	-	-
Total		79.22	0.85	3,088.50
Silver		(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.52	17.78	0.30	188.89	70%
Tambomayo	100.00%	1.39	162.08	7.23	72.18 - 92.58	87%
Uchucchacua	100.00%	6.12	319.72	62.89	58.01 - 83.48	83%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	91.70	14.86	25.95	63%
El Brocal Tajo Norte Cu	61.43%	16.19	22.59	11.75	27.14	48%
El Brocal Marcapunta	61.43%	19.96	22.27	14.29	37.49 - 41.12	52%
Coimolache	40.10%	26.24	8.42	7.10	3.85 - 5.67	72%
San Gabriel	100.00%	14.93	6.43	3.09	85.00 – 90.00	85%
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	783.00	1.88	47.25	0.17	45%
Total		873.39	2.99	168.77
Zinc		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	1.39	1.41	19.61	72.18 - 92.58	74%
Uchucchacua	100.00%	6.12	1.89	115.69	58.01 - 83.48	44%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	2.15	108.22	25.95	54%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	-	-	-	-	-
Total		12.55	1.98	243.52
Lead		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	1.39	0.94	13.08	72.18 - 92.58	91%
Uchucchacua	100.00%	6.12	1.11	67.83	58.01 - 83.48	64%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	1.09	55.10	25.95	45%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	-	-	-	-	-
Total		12.55	1.09	136.01
Copper		(Mt)	(%)	(kt)	(US$/t)	(%)

October 24, 2022

Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	16.19	1.70	275.50	27.14	70%
El Brocal Marcapunta	61.43%	19.96	1.32	262.93	37.49 - 41.12	84%
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	283.20	0.51	1,444.28	6.50	62%(2)-
Cerro Verde	19.58%	783.00	0.36	2,857.56	0.17	73%
Total		1,102.34	0.39	4,840.28
Molybdenum		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	783.00	0.01	111.83	0.17	54%
Total		783.00	0.01	111.83

(*) Based on metal prices of Gold: 1,600 US$/oz, Silver: 25 US$/t, Copper: 8,000 US$/t, Lead: 2,286 US$/t and Zinc: 2,385 US$/t
(1) Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2) Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.

The Company will replace the section under the heading “Mineral Resources” on pages 76 through 78 of the 2021 20-F, with the following:

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Ownership Interest	Measured Mineral Resources			Indicated Mineral Resources			Measured plus Indicated Mineral Resources			Inferred Mineral Resources
	(%)	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(2)	100.00%	-	-	-	0.34	9.97	110.42	0.34	9.97	110.42	0.37	10.13	121.42
Tambomayo(2)	100.00%	0.25	3.88	31.66	0.30	2.00	19.51	0.56	2.86	51.17	0.12	1.73	6.68

October 24, 2022

Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	61.43%	0.02	0.04	0.02	0.72	0.12	2.69	0.74	0.11	2.72	8.50	0.17	45.36
El Brocal Marcapunta(2)	61.43%	0.55	1.04	18.40	17.63	0.87	494.03	18.18	0.88	512.43	12.09	0.80	310.24
Coimolache(2)	40.10%	-	-	-	15.27	0.24	119.82	15.27	0.24	119.82	5.24	0.27	45.43
San Gabriel(2)	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche(3)	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde(4)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		25.40	0.14	102.87	637.78	0.11	1,819.16	663.18	0.11	1,922.03	76.91	0.63	1,698.23
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(2)	100.00%	-	-	-	0.34	23.72	0.26	0.34	23.72	0.26	0.37	15.19	0.18
Tambomayo(2)	100.00%	0.25	156.76	1.28	0.30	136.36	1.33	0.56	145.64	2.61	0.12	261.39	1.01
Uchucchacua(2)	100.00%	0.63	253.04	5.12	1.80	272.11	15.77	2.43	267.18	20.89	7.18	374.89	86.50
El Brocal Tajo Norte Pb-Zn(2)	61.43%	0.67	14.53	0.31	0.79	38.10	0.97	1.46	27.32	1.28	1.22	103.02	4.04
El Brocal Tajo Norte Cu(2)	61.43%	0.02	139.41	0.08	0.72	25.84	0.60	0.74	28.49	0.68	8.50	15.26	4.17
El Brocal Marcapunta(2)	61.43%	0.55	41.46	0.73	17.63	24.82	14.07	18.18	25.32	14.80	12.09	22.56	8.77
Coimolache(2)	40.10%	-	-	-	15.27	13.66	6.71	15.27	13.66	6.71	5.24	7.11	1.20
San Gabriel(2)	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche(3)	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde(4)	19.58%	6.27	1.13	0.23	291.15	1.86	17.42	297.42	1.85	17.64	134.32	1.83	7.92
Total		32.96	6.09	10.00	931.53	2.82	104.68	964.50	2.91	114.68	219.63	6.60	123.23
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.25	1.76	4.46	0.30	1.46	4.43	0.56	1.60	8.89	0.12	1.08	1.30
Uchucchacua(2)	100.00%	0.63	1.67	10.52	1.80	1.71	30.83	2.43	1.70	41.35	7.18	2.18	156.19
El Brocal Tajo Norte Pb-Zn(2)	61.43%	0.67	3.78	25.29	0.79	3.05	24.24	1.46	3.39	49.53	1.22	1.02	12.48
El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.55	2.85	40.27	2.90	2.20	59.50	4.45	2.44	99.78	8.52	1.92	169.97
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.25	1.10	2.78	0.30	0.90	2.73	0.56	0.99	5.51	0.12	0.79	0.95
Uchucchacua(2)	100.00%	0.63	1.05	6.64	1.80	1.01	18.28	2.43	1.02	24.92	7.18	1.47	105.68
El Brocal Tajo Norte Pb-Zn(2)	61.43%	0.67	1.25	8.36	0.79	0.91	7.19	1.46	1.06	15.55	1.22	0.33	4.03
El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-

October 24, 2022

San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.55	1.17	17.78	2.90	0.96	28.19	4.45	1.04	45.97	8.52	1.22	110.66
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	61.43%	0.02	2.95	0.51	0.72	1.72	12.39	0.74	1.75	12.90	8.50	1.54	131.02
El Brocal Marcapunta(2)	61.43%	0.55	2.64	14.49	17.63	1.59	280.91	18.18	1.62	295.40	12.09	1.76	212.47
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde(4)	19.58%	6.27	0.32	19.72	291.15	0.35	1,031.92	297.42	0.35	1,051.73	134.32	0.35	470.27
Total		31.03	0.35	109.15	902.51	0.36	3,221.66	933.54	0.36	3,330.89	191.52	0.41	929.42
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	19.58%	6.27	0.01	0.44	291.15	0.01	36.50	297.42	0.01	36.95	134.32	0.01	15.90
Total		6.27	0.01	0.44	291.15	0.01	36.50	297.42	0.01	36.95	134.32	0.01	15.90

Notes:

*	Numbers may not add due to rounding.

*	The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(1)	The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.

(2)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.

(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.

(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.

(5)	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

October 24, 2022

	Ownership Interest	Measured Mineral Resources			Indicated Mineral Resources			Measured plus Indicated Mineral Resources			Inferred Mineral Resources
	(%)	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal	Total	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(2)	100.00%	-	-	-	0.34	9.97	110.42	0.34	9.97	110.42	0.37	10.13	121.42
Tambomayo(2)	100.00%	0.25	3.88	31.66	0.30	2.00	19.51	0.56	2.86	51.17	0.12	1.73	6.68
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	100.00%	0.03	0.04	0.03	1.17	0.12	4.39	1.20	0.11	4.42	13.84	0.17	73.84
El Brocal Marcapunta(2)	100.00%	0.89	1.04	29.95	28.70	0.87	804.21	29.60	0.88	834.17	19.68	0.80	505.02
Coimolache(2)	100.00%	-	-	-	38.08	0.24	298.85	38.08	0.24	298.85	13.08	0.27	113.30
San Gabriel(2)	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche(3)	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		25.75	0.14	114.44	672.12	0.11	2,310.07	697.87	0.11	2,424.50	97.67	0.63	1,989.37
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(2)	100.00%	-	-	-	0.34	23.72	0.26	0.34	23.72	0.26	0.37	15.19	0.18
Tambomayo(2)	100.00%	0.25	156.76	1.28	0.30	136.36	1.33	0.56	145.64	2.61	0.12	261.39	1.01
Uchucchacua(2)	100.00%	0.63	253.04	5.12	1.80	272.11	15.77	2.43	267.18	20.89	7.18	374.89	86.50
El Brocal Tajo Norte Pb-Zn(2)	100.00%	1.09	14.53	0.51	1.29	38.10	1.58	2.38	27.32	2.09	1.99	103.02	6.58
El Brocal Tajo Norte Cu(2)	100.00%	0.03	139.41	0.13	1.17	25.84	0.97	1.20	28.49	1.10	13.84	15.26	6.79
El Brocal Marcapunta(2)	100.00%	0.89	41.46	1.19	28.70	24.82	22.90	29.60	25.32	24.09	19.68	22.56	14.27
Coimolache(2)	100.00%	-	-	-	38.08	13.66	16.72	38.08	13.66	16.72	13.08	7.11	2.99
San Gabriel(2)	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche(3)	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde(4)	100.00%	32.00	1.13	1.15	1,487.00	1.86	88.95	1,519.00	1.85	90.10	686.00	1.83	40.43
Total		59.47	6.09	11.63	2,162.21	2.82	196.06	2,221.69	2.91	207.69	792.84	6.60	168.19
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.25	1.76	4.46	0.30	1.46	4.43	0.56	1.60	8.89	0.12	1.08	1.30
Uchucchacua(2)	100.00%	0.63	1.67	10.52	1.80	1.71	30.83	2.43	1.70	41.35	7.18	2.18	156.19
El Brocal Tajo Norte Pb-Zn(2)	100.00%	1.09	3.78	41.18	1.29	3.05	39.46	2.38	3.39	80.63	1.99	1.02	20.32
El Brocal Tajo Norte Cu(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.97	2.85	56.15	3.40	2.20	74.72	5.37	2.44	130.88	9.28	1.92	177.81
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)

October 24, 2022

Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	0.25	1.10	2.78	0.30	0.90	2.73	0.56	0.99	5.51	0.12	0.79	0.95
Uchucchacua(2)	100.00%	0.63	1.05	6.64	1.80	1.01	18.28	2.43	1.02	24.92	7.18	1.47	105.68
El Brocal Tajo Norte Pb-Zn(2)	100.00%	1.09	1.25	13.61	1.29	0.91	11.70	2.38	1.06	25.31	1.99	0.33	6.55
El Brocal Tajo Norte Cu(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.97	1.17	23.03	3.40	0.96	32.70	5.37	1.04	55.73	9.28	1.22	113.18
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	100.00%	0.03	2.95	0.82	1.17	1.72	20.18	1.20	1.75	21.00	13.84	1.54	213.28
El Brocal Marcapunta(2)	100.00%	0.89	2.64	23.59	28.70	1.59	457.29	29.60	1.62	480.88	19.68	1.76	345.87
Coimolache(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde(4)	100.00%	32.00	0.32	100.70	1,487.00	0.35	5,270.30	1,519.00	0.35	5,371.45	686.00	0.35	2,401.77
Total		57.12	0.35	199.54	2,109.88	0.36	7,644.19	2,167.00	0.36	7,844.19	756.13	0.41	3,076.59
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	32.00	0.01	2.27	1,487.00	0.01	186.43	1,519.00	0.01	188.69	686.00	0.01	81.19
Total		32.00	0.01	2.27	1,487.00	0.01	186.43	1,519.00	0.01	188.69	686.00	0.01	81.19

Notes:

*	Numbers may not add due to rounding.

*	The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

October 24, 2022

(1)	The above table does not include Julcani and La Zanja which are not material properties under S-K 1300.

(2)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.

(3)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.

(4)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.

(5)	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

As required by Item 1304(d)(1) of Regulation S-K, the Company will include the following heading and table, below the section titled “Mineral Resources” ending on page 78 of the 2021 20-F:

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

	Ownership Interest	Measured + Indicated Mineral Resources
	(%)	Total	Grades	Contained Metal	NSR Cut-off[1]	Metallurgical Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.34	9.97	110.42	188.89	97%
Tambomayo	100.00%	0.56	2.86	51.17	72.18 - 92.58	80%
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	0.74	0.11	2.72	27.14	24%
El Brocal Marcapunta	61.43%	18.18	0.88	512.43	37.49 - 41.12	35%
Coimolache	40.10%	15.27	0.24	119.82	3.85 - 5.67	80%
San Gabriel	100.00%	10.89	1.61	563.47	85.00 – 90.00	85%
Trapiche	100.00%	617.20	0.03	562.00	6.50	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		663.18	0.11	1,922.03
Silver		(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.34	23.72	0.26	188.89	70%
Tambomayo	100.00%	0.56	145.64	2.61	72.18 - 92.58	87%
Uchucchacua	100.00%	2.43	267.18	20.89	58.01 - 83.48	83%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	27.32	1.28	25.95	63%
El Brocal Tajo Norte Cu	61.43%	0.74	28.49	0.68	27.14	48%
El Brocal Marcapunta	61.43%	18.18	25.32	14.80	37.49 - 41.12	52%
Coimolache	40.10%	15.27	13.66	6.71	3.85 - 5.67	72%
San Gabriel	100.00%	10.89	7.09	2.48	85.00 – 90.00	45%
Trapiche	100.00%	617.20	2.39	47.33	6.50	-
Cerro Verde(1)	19.58%	297.42	1.85	17.64	0.12	45%
Total		964.50	2.91	114.68
Zinc		(Mt)	(%)	(kt)	(US$/t)	(%)

October 24, 2022

Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	0.56	1.60	8.89	72.18 - 92.58	74%
Uchucchacua	100.00%	2.43	1.70	41.35	58.01 - 83.48	44%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	3.39	49.53	25.95	54%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		4.45	2.44	99.78
Lead		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	0.56	0.99	5.51	72.18 - 92.58	91%
Uchucchacua	100.00%	2.43	1.02	24.92	58.01 - 83.48	64%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	1.06	15.55	25.95	45%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		4.45	1.04	45.97
Copper		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	0.74	1.75	12.90	27.14	70%
El Brocal Marcapunta	61.43%	18.18	1.62	295.40	37.49 - 41.12	84%
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	617.20	0.32	1,970.86	6.50	62	%(2)
Cerro Verde(1)	19.58%	297.42	0.35	1,051.73	0.12	73%
Total		933.54	0.36	3,330.89
Molybdenum		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-

October 24, 2022

El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	297.42	0.01	36.95	0.12	54%
Total		297.42	0.01	36.95

(*) Based on metal prices of Gold: 1,600 US$/oz, Silver: 25 US$/t, Copper: 8,000 US$/t, Lead: 2,286 US$/t and Zinc: 2,385 US$/t
(1) Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper
(2) Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.